UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022
Commission File Number: 001-38607

ENDAVA PLC
(Translation of registrant’s name into English)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Endava Announces Results of Annual General Meeting

At the Annual General Meeting of Endava plc (the “Company”) held December 12, 2022, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the "Directors"). All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

	Resolutions	Votes For	%	Votes Against	%	Votes Total	Abstentions
Ordinary Resolutions
1	To receive and adopt the Company’s annual accounts for the financial year ended 30 June 2022 and the associated reports of the Directors and auditors (the “2022 Annual Report and Accounts”).	184,743,162	99.98	46,058	0.02	184,909,550	120,330
2	To approve the Directors’ Remuneration Report contained in the 2022 Annual Report and Accounts.	171,643,993	92.95	13,022,916	7.05	184,909,550	242,641
3	To approve the Directors’ Remuneration Policy set out on pages 90 to 103 of the 2022 Annual Report and Accounts.	167,908,837	91.00	16,608,277	9.00	184,909,550	392,436
4	To appoint PricewaterhouseCoopers LLP as auditor of the Company.	184,894,115	100	1,517	0	184,909,550	13,918
5	To authorize the Board to determine the auditor’s remuneration.	184,897,156	100	3,192	0	184,909,550	9,202
6	To re-elect Mr. J Cotterell as a Director.	184,792,081	99.94	108,858	0.06	184,909,550	8,611
7	To re-elect Mr. M Thurston as a Director.	182,988,925	99.1	1,657,654	0.9	184,909,550	262,971
8	To re-elect Mr. A Allan as a Director.	182,981,008	99.02	1,815,223	0.98	184,909,550	113,319
9	To re-elect Ms. S Connal as a Director.	184,344,880	99.84	295,507	0.16	184,909,550	269,163
10	To re-elect Mr. B Druskin as a Director.	183,650,629	99.46	989,376	0.54	184,909,550	269,545
11	To re-elect Mr. D Pattillo as a Director.	184,637,253	100	8,619	0	184,909,550	263,678
12	To re-elect Mr. T Smith as a Director.	181,789,285	98.45	2,856,714	1.55	184,909,550	263,551
13	To re-elect Ms. K Hollister as a Director.	184,422,508	99.88	217,579	0.12	184,909,550	269,463
14	To authorize the Directors to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate nominal amount of £3,000,000 (equal to 150,000,000 Class A Ordinary Shares of £0.02 each).	163,433,774	88.51	21,212,760	11.49	184,909,550	263,016
Special Resolution
15	To disapply pre-emption rights in respect of the allotment of equity securities up to a maximum aggregate nominal amount of £3,000,000 (equal to 150,000,000 Class A Ordinary Shares of £0.02 each).	165,830,256	89.81	18,808,207	10.19	184,909,550	271,087

The full text of each resolution passed at the Annual General Meeting held on Monday, December 12, 2022 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at investors.endava.com/financials-and-filings/AGM. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

The information contained in this report on Form 6-K is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900 and 333-268067), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 13, 2022	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer